SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
          -----------------------------------------------------------


                                 FORM U-3A-2/A
                               (AMENDMENT NO. 1)

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") and its wholly-owned subsidiary, A&B-Hawaii, Inc., P. O. Box 3440, Honolulu, Hawaii 96801 (hereinafter called
"Co-claimant"), hereby file with the Securities and Exchange Commission, pursuant to Rule U-2, this amendment to their joint and consolidated statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act of 1935, and submits the following information:

        This Form U-3A-2/A amends Form U-3A-2 filed by Alexander & Baldwin,
Inc. with the Securities and Exchange Commission on February 26, 1997, and serves to submit a revised Exhibit A that specifically identifies certain financial information relating to McBryde Sugar Company, Limited's ownership of utility generating assets.

        The above-named Claimant and Co-claimant have caused this amendment to their joint and consolidated statement to be duly executed on their behalf by their authorized officers this 12th day of May, 1997.


ALEXANDER & BALDWIN, INC.            A&B-HAWAII, INC.

(Name of Claimant)                   (Name of Co-Claimant)

By: /s/ Glenn R. Rogers              By: /s/ Glenn R. Rogers
    Glenn R. Rogers                      Glenn R. Rogers
    Vice President                       Senior Vice President



(Corporate Seal)                     (Corporate Seal)

Attest:                              Attest:

By: /s/ Michael J. Marks             By: /s/ Michael J. Marks
    Secretary                            Assistant Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

If to Claimant
Alexander & Baldwin Inc.:   Michael J. Marks
                            Vice President, General Counsel and Secretary
                            Alexander & Baldwin, Inc.
                            P. O. Box 3440
                            Honolulu, Hawaii  96801



If to Co-claimant
A&B-Hawaii, Inc.:           Michael J. Marks
                            Senior Vice President and General Counsel
                            A&B-Hawaii, Inc.
                            P. O. Box 3440
                            Honolulu, Hawaii  96801


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

EXHIBIT A

ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
($000 OMITTED)

                                         ABIC     ABI/MATSON    ABHIC     OTHER      ABHI      MCB

OPERATING REVENUE:
Net sales                               511,145       9,703    501,442   419,820    78,668    2,954
Transportation and terminal services    547,427     541,411      6,016     6,016       -        -
Rentals and other services              143,392     112,834     30,558    30,558       -        -
Power generation                          8,186         -        8,186       -       6,730    1,456
                                      ---------     -------    -------   -------    ------    -----
   Total operating revenue            1,210,150     663,948    546,202   456,394    85,398    4,410
                                      ---------     -------    -------   -------    ------    -----

OPERATING COSTS AND EXPENSES:
Cost of goods sold                      422,027       1,407    420,620   339,974    74,276    6,370
Cost of services                        550,745     513,754     36,991    36,991       -        -
Power generation                          8,349         -        8,349       -       7,815      534
                                      ---------     -------    -------   -------    ------    -----
   Total operating costs and expenses   981,121     515,161    465,960   376,965    82,091    6,904
                                      ---------     -------    -------   -------    ------    -----

GROSS MARGIN                            229,029     148,787     80,242    79,429     3,307   (2,494)
GENERAL, ADMIN & SELLING EXPENSES       102,462      72,109     30,353    24,915     5,438      -
                                      ---------     -------    -------   -------    ------    -----
INCOME FROM OPERATIONS                  126,567      76,678     49,889    54,514    (2,131)  (2,494)
OTHER INCOME                             22,418      19,767      2,651      (612)    3,203       60
OTHER EXPENSE                            44,952      20,669     24,283    10,629    13,639       15
                                      ---------     -------    -------   -------    ------    -----
INCOME BEFORE INCOME TAXES              104,033      75,776     28,257    43,273   (12,567)  (2,449)
PROVISION FOR INCOME TAXES               38,748      28,139     10,609    16,874    (4,226)  (2,039)
                                      ---------     -------    -------   -------    ------    -----
NET INCOME                               65,285      47,637     17,648    26,399    (8,341)    (410)
                                      =========     =======    =======   =======    ======    =====


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

ALEXANDER & BALDWIN, INC.
CONSOLIDATING BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 1996
($000 OMITTED)

                                        ABIC     ABI/MATSON     ABHIC     OTHER      ABHI      MCB

CURRENT ASSETS:
Cash                                     23,824      15,118     8,706     8,291       652      (237)
Accounts and notes receivable           172,266     132,873    39,393    31,140     7,310       943
Inventories                             120,105      17,267   102,838    88,487    10,664     3,687
Prepaid expenses and other current as    28,166      18,206     9,960     6,164       (37)    3,833
                                      ---------   ---------   -------   -------   -------    ------
     Total current assets               344,361     183,464   160,897   134,082    18,589     8,226

INVESTMENTS:
Subsidiaries                                -           -         -    (243,789)  243,789       -
Divisions                                   -           -         -     (30,998)   30,998       -
Other                                    91,602      90,796       806       748        51         7
                                      ---------   ---------   -------   -------   -------    ------
     Total investments                   91,602      90,796       806  (274,039)  274,838         7

REAL ESTATE DEVELOPMENTS                 70,144         -      70,144    70,144       -         -


PROPERTY:
Land                                     61,869      13,859    48,010    40,482     5,701     1,827
Buildings                               204,588      56,929   147,659   141,153     5,995       511
Vessels                                 816,516     816,516       -         -         -         -
Machinery and equipment                 621,432     396,346   225,086   125,013    86,584    13,489
Power generation                         55,398         -      55,398       -      53,053     2,345
Other                                   167,255      58,821   108,434    22,855    74,338    11,241
                                      ---------   ---------   -------   -------   -------    ------
     Total property                   1,927,058   1,342,471   584,587   329,503   225,671    29,413

Less accumulated depreciation           864,002     629,876   234,126    72,424   150,331    11,371
                                      ---------   ---------   -------   -------   -------    ------
     Property - net                   1,063,056     712,595   350,461   257,079    75,340    18,042

OTHER ASSETS                            231,459     166,683    64,776    70,190     8,486   (13,900)
                                      ---------   ---------   -------   -------   -------    ------
     TOTAL ASSETS                     1,800,622   1,153,538   647,084   257,456   377,253    12,375
                                      =========   =========   =======   =======   =======    ======

CURRENT LIABILITIES:
Current portion of long-term debt       106,082      26,910    79,172    65,202    13,970       -
Accounts payable                         50,489      36,237    14,252    10,373     3,674       205
Other current liabilities                86,359      42,010    44,349    27,004    16,402       943
                                      ---------   ---------   -------   -------   -------    ------
     Total current liabilities          242,930     105,157   137,773   102,579    34,046     1,148

LONG-TERM LIABILITIES:
Long-term debt                          357,657     207,259   150,398    31,083   119,315       -
Other long-term liabilities             515,707     357,694   158,013   109,620    35,564    12,829
                                      ---------   ---------   -------   -------   -------    ------
     Total long-term liabilities        873,364     564,953   308,411   140,703   154,879    12,829

SHAREHOLDERS' EQUITY:
Capital stock                            37,150      37,149         1    (2,350)        1     2,350
Additional capital                       43,377     (84,168)  127,545   (13,316)  127,545    13,316
Unrealized holding gains                 48,205      48,205       -         -         -         -
Retained earnings                       568,969     495,615    73,354    29,757    60,782   (17,185)
Treasury stock                          (13,373)    (13,373)      -          83       -         (83)
                                      ---------   ---------   -------   -------   -------    ------
     Total shareholders' equity         684,328     483,428   200,900    14,174   188,328    (1,602)
                                      ---------   ---------   -------   -------   -------    ------
     TOTAL LIABILITIES AND EQUITY     1,800,622   1,153,538   647,084   257,456   377,253    12,375
                                      =========   =========   =======   =======   =======    ======

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


ALEXANDER & BALDWIN, INC.
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1996
($000 OMITTED)

                                        ABIC     ABI/MATSON   ABHIC    OTHER      ABHI      MCB

Balance at December 31, 1995           546,394     490,688    55,706    30,059    42,422   (16,775)

Net income                              65,285      47,637    17,648    26,399    (8,341)     (410)

Dividends to shareholders              (39,860)    (39,860)      -         -         -         -

Capital stock purchased and retired     (1,213)     (1,213)      -         -         -         -

Stock acquired in payment of options    (1,637)     (1,637)      -         -         -         -

Intercompany dividends                     -           -         -      (1,384)    1,384       -

Net income of subsidiaries                 -           -         -     (25,317)   25,317       -
                                       -------     -------    ------   -------    ------   -------
Balance at December 31, 1996           568,969     495,615    73,354    29,757    60,782   (17,185)
                                       =======     =======    ======   =======    ======   =======

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LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES:


ABIC          Alexander & Baldwin, Inc. Consolidated
ABI/MATSON    Alexander & Baldwin, Inc. / Matson Navigation Company, Inc.
                 / Consolidating Adjustments
ABHIC         A&B - Hawaii, Inc. Consolidated
OTHER         All other A&B - Hawaii, Inc. Subsidiaries
ABHI          A&B - Hawaii, Inc.
MCB           McBryde Sugar Company, Limited

May 12, 1997



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re:  Form U-3A-2/A - Alexander & Baldwin, Inc.
     and A&B-Hawaii, Inc. - SEC File No. 69-166

Gentlemen:

     Submitted herewith for filing is the amended joint and consolidated Statement of Alexander & Baldwin, Inc. and its wholly-owned subsidiary, A&B-Hawaii, Inc., on Form U-3A-2/A claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This amends the
Form U-3A-2 filed with the Securities and Exchange Commission on February 26, 1997. This filing is being made by direct transmission to the Commission's EDGAR system, and is being filed jointly pursuant to oral authorization to file on a joint and consolidated basis received from the Commission on February 21, 1990.

                              Very truly yours,

                              /s/ Francis K. Mukai
                              Assistant General Counsel

FKM/smt

Enclosure

cc:  Robert P. Wason
     Chief Financial Analyst, SEC